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                                                                     EXHIBIT 5.1



                                                      25 April 2001



Havas Advertising
84, rue de Villiers
92683 Levallois-Perret Cedex


For the attention of Mr. Alain de Pouzilhac




Dear Sirs,

We are familiar with the Registration Statement on Form F-4 covering the ordinary shares of common stock, par value Euro 0.40 per share (the "Shares") of Havas Advertising (the "Company"), a societe anonyme organized under the laws of France, to be issued in connection with the merger (the "Merger") of HAS II Acquisition Corp., a wholly-owned subsidiary of the Company ("HAS II"), into Snyder Communications, Inc. ("Snyder"), pursuant to an Agreement and Plan of Merger dated as of February 5, 2001, [as amended], among the Company, HAS II and Snyder.

We are of the opinion that the Shares of common stock of the Company to be issued in connection with the Merger, when issued in accordance with the Agreement and Plan of Merger, will be duly authorized, validly issued, fully paid and non-assessable.

Our opinion is based on the following interpretation of French law and on the draft of the resolution to be submitted to Havas Advertising's shareholders' meeting that will allow the board or his chairman to issue the Shares, as well as on the French preliminary prospectus approved by the Commission des operations de bourse under number 01-425.

We believe that the exchange of the Shares for shares of Circle.com tracking stock pursuant to the Agreement and Plan of Merger amounts substantially to an "offre publique d'echange" for the purpose of L. 225-148 of the French Commercial Code (former Article 193-1 of the French Company Act n(degree) 66-537 of July 24, 1966), for the reasons summarized below:

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(i)     Snyder has its shares of Circle.com tracking stock listed on a regulated market of a Member State of the Organization for Economic Cooperation and Development, as requested by Article L. 225-148 of the French Commercial Code: Circle.com tracking stock is listed on the Nasdaq;

(ii) An "offre publique d'echange" for the purpose of Article L. 225-148 of the French Commercial Code is not limited to an "offre publique d'echange" as defined by the rules of the Reglement General du Conseil des Marches Financiers;

(iii) The exchange of shares to be consummated through the Merger is different from any procedure available under French law and, in particular, is different from a "fusion" with the meaning of Article 1844-4 of the French Civil Code and Articles L. 236-1 et seq. of the French Commercial Code;

(iv) The Merger has the characteristics of an "offre publique d'echange", Circle.com shareholders of Snyder will exchange their Circle.com shares against the Shares and both the Company and Snyder will survive the Merger; Snyder will survive the Merger as a subsidiary of Havas Advertising; and

(v) The aim of Article L. 225-148 of the French Commercial Code is to facilitate the exchange of shares between two companies when the shares of both companies involved in the transaction are listed on a stock exchange. The Merger is considered as the sole exchange of shares for Havas Advertising.

This opinion is based on the facts existing on the date hereof of which we are aware and the opinions set forth herein shall not be deemed to relate to facts and conditions prevailing, or laws and regulations in effect, at any time after the date hereof.

We believe that there are strong grounds to support this interpretation, but we cannot predict whether a court of competent jurisdiction in the Republic of France or elsewhere would follow this interpretation in any judicial proceeding on this mention.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement on Form-F-4 and to the reference to us contained under the heading "Legal Matters".

Yours faithfully,

/s/ Frederic Peltier

Frederic Peltier
Partner
Clifford Chance Selafa

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